[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]

                                  June 5, 2009


Via Email and EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Melissa Duru

      Re:   The Children's Place Retail Stores, Inc.
            Preliminary Proxy Statement on Schedule 14A filed May 15, 2009 by Ezra Dabah, Renee Dabah, Raphael Benaroya, Jeremy J. Fingerman, Ross B. Glickman and Emanuel R. Pearlman
            File No. 0-23071

Ladies and Gentlemen:

            We are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated May 29, 2009 (the "Comment Letter"), with respect to the Preliminary Proxy Statement on Schedule 14A filed by Mr. Dabah, Renee Dabah, Raphael Benaroya, Jeremy J. Fingerman, Ross B. Glickman and Emanuel R. Pearlman (collectively, the "Participants") with the Commission on May 15, 2009 (SEC File No. 0-23071) (the "Preliminary Proxy Statement") in connection with the solicitation of proxies by the Participants at the 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting") of The Children's Place Retail Stores, Inc. ("The Children's Place" or the "Company").

            Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Participants' responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Preliminary Proxy Statement. We have also included the requested statement of each of the Participants below.

             In addition, we are simultaneously filing a revised Preliminary Proxy Statement in response to the Comment Letter.

Securities and Exchange Commission                                             2

Preliminary Proxy Statement

Background and Reasons for the Solicitation, page 4

1. Please clarify the circumstances surrounding Mr. Dabah's departure as Chief Executive Officer of the company in September 2007. Specify, for example, whether Mr. Dabah voluntarily resigned or whether he was removed by the Board. If the latter, please disclose the circumstances surrounding his removal.

Response

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 1.

2. Your disclosure states that there is a "misalignment" of the current Board's interests with those of the Company's shareholders and you suggest that this is evidenced by the less than 1% ownership interest of the current directors. Given the fiduciary duties imposed on directors, however, it is not apparent that directors must own shares in order to have interests that are in alignment with those of a company's shareholders. Please revise your disclosure accordingly or advise.

Response

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 2.

3. See our previous comment. When comparing the share ownership percentages of the current directors with those of the Dabah participants, please provide complete disclosure so that you reference not only Mr. Dabah's share ownership levels but also the fact that none of the Dabah nominees owns any shares.

Response

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 3.

4. You indicate that Mr. Dabah does not have any current plan or intention to acquire the company. Please revise to clarify whether Mr. Dabah, any of his affiliates or any of the other participants have any plans to acquire the company.

Response

Securities and Exchange Commission                                             3

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 4.

Appoint a permanent CEO, page 7

5. You disclose that no candidate has been recommended by the committee for Mr. Dabah to interview. Given his status as a member of the search committee for a CEO, please also disclose whether Mr. Dabah has attempted to locate or introduce any CEO candidates during the period referenced. Also, please disclose whether any other nominee (i.e. other than Mr. Benaroya) had been approached by Mr. Dabah regarding the CEO position.

Response

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 5.

6. Update the disclosure regarding Mr. Benaroya's position regarding his willingness to be considered for the position of CEO.

Response

      Please be advised that there has been no change in the status of Mr. Benaroya's position regarding his willingness to be considered for the position of CEO.

7. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, your disclosure that the Dabah nominees will bring "accountability" to the Board should be further explained and supported or removed as it indirectly suggests that the Board currently lacks accountability. Refer to Rule 14a-9.

Response

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 7.

8. You assert that Mr. Crovitz has a large compensation package and imply that as a result, he has been less inclined to pursue the process of finding a CEO. Please provide support for your assertions. Specifically, please address how Mr. Crovitz's package compares to the compensation packages provided to similarly situated CEOs at comparable companies. Alternatively, remove the statement.

Response

      Despite his Interim CEO status and his lack of any prior experience as a CEO, the Company is paying Mr. Crovitz compensation in excess of many permanent CEOs. Mr. Crovitz's total compensation in the 2008 fiscal year was $4,884,285. This is more than

Securities and Exchange Commission                                             4

the total compensation of permanent CEOs at several peer retail companies during the same period, including Phillips-Van Heusen Corp., American Eagle Outfitters Inc., Destination Maternity Corporation, Bon-Ton Stores Inc., Dress Barn Inc. and Men's Wearhouse Inc. The compensation received by Mr. Crovitz in fiscal 2008 is also greater than the compensation received by interim CEOs at comparable companies, including Bruce Johnson, interim CEO of Sears Holdings Corporation for the past 16 months, who received $1,166,293 in total compensation during 2008. Charts comparing the compensation Mr. Crovitz receives in his capacity as Interim CEO to the compensation received (1) by permanent CEOs of peer companies and (2) by interim CEOs of peer companies are attached.

      In Mr. Dabah's view, the level of compensation Mr. Crovitz received from the Company, which, as described above, is more than similarly situated interim CEOs and many permanent CEOs at comparable companies, gives Mr. Crovitz an economic incentive to remain in his position, as once a permanent CEO is selected, Mr. Crovitz will no longer earn this level of compensation from the Company.

9. To facilitate shareholders' understanding of the ability of the Dabah nominees to effectuate any of the actions listed in the proxy and to clarify for shareholders the degree of control that could be asserted by Mr. Dabah following an election of his nominees, please disclose the number of Dabah designees on the Board currently and, assuming the Dabah nominees were elected, the total possible percentage of seats occupied by Mr. Dabah and his designees.

Response

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 9. Please be advised that Mr. Dabah does not have the right to designate any person to serve on the Board. Mr. Silverstein, a current member of the Board, is Mr. Dabah's father-in-law.

10. We refer you to Rule 14a-9. Your disclosure regarding Ms. Kasaks and Pacific Sunwear of California, Inc. appears to omit information that shareholders may deem relevant to properly assess Ms. Kasak's qualifications. For example, you cite to comments made by shareholders in a recent proxy contest involving Pacific Sunwear yet omit reference to the fact that the contest was settled. Further, in discussing the decline in stock performance since her appointment as CEO of Pacific Sunwear, you do not acknowledge that other factors could have impacted the stock price decline (i.e. such as the recent extreme volatility in financial and capital markets). Please revise your disclosure accordingly.

Response

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 10.

Securities and Exchange Commission                                             5

11. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the following non-exhaustive list of statements:

      o "Mr. Dabah remains concerned about...the lack of certain core competencies and experience on the Board... and senior management's inability to develop, put in place and focus on short and long-term growth...,";

            Regarding the statement that the members of the Board "lack of certain core competencies and experience," Mr. Dabah believes that commercial real estate and marketing expertise are key competencies for any specialty retailer. In Mr. Dabah's opinion, the current Board does not have any members who have significant experience in retail real estate and brand marketing. Real estate expertise will help the Company navigate the current economic environment and real estate market dynamics. This knowledge is especially important given the fact that approximately 41% of the Company's leases will come up for renewal over the next two to three years. The Company's solid balance sheet should afford the Company the opportunity to aggressively pursue rent reductions as leases come due. Mr. Dabah also believes that the ability of the Company's Senior Management team to effectively market the brand, drive sales and maximize profitability will prove essential in these challenging economic times.

            Please see the revised Preliminary Proxy Statement in which we revised the statement that Mr. Dabah remains concerned about "senior management's inability to develop, put in place and focus on short and long-term growth." This statement is based on the fact that, with the exception of the relocation of the e-commerce business, the Company has not made any public statements or announcements regarding plans or initiatives for short and long-term growth.

      o "Mr. Benaroya is well positioned to gain the respect and loyalty of the Company's employees...,";

            We have deleted this statement. Please see the revised Preliminary Proxy Statement.

      o "Mr. Dabah believes these departures have been in larger part due to the deterioration of the Company's energetic and collaborative culture established during Mr. Dabah's tenure as Chairman and CEO...,";

            Please be advised supplementally that Mr. Dabah has received communications, including letters and emails, from several departed employees which support this statement.

      o "since Mr. Dabah's departure, the Company has not introduced new initiatives for the future growth of the Company...";

Securities and Exchange Commission                                             6

            Please see the revised Preliminary Proxy Statement in which we revised this statement. This statement is based on the fact that, with the exception of the relocation of the e-commerce business, the Company has not made any public statements or announcements regarding plan or initiatives for short and long-term growth.

      o "Mr. Matthews served on the boards of several entities that filed for bankruptcy...,";

            Mr. Matthews' experience as a retailer has included serving on the boards of several entities that have filed for bankruptcy.

--------------------------------------------------------------------------------
Year    Position  Company        Event
----    --------  -------        ----------------------------------------------
2005    Director  Levitz         Levitz filed for Chapter 11 in October
                                 2005 and was ultimately liquidated; Mr.
                                 Matthews was subsequently sued by
                                 bondholders for allegedly omitting
                                 material information about the company's
                                 health
--------------------------------------------------------------------------------
2004    Chairman  Galyan's       Reported seven straight quarters of
                  Trading        declining same-store sales and 18%
                  Company        decline in share price over 3 years
                                 since IPO before being acquired(1)
--------------------------------------------------------------------------------
2001    Director  Lechters Inc.  Resigned less than four months before
                                 Chapter 11 filing; Lechters was liquidated
                                 in October 2001
--------------------------------------------------------------------------------
1999    Director  Loehmann's,    Resigned from Board of Directors after
                  Inc.           Chapter 11 filing
--------------------------------------------------------------------------------
1995    Director  Hills Stores   Sued for damages the chain incurred as a
                  Co.            result of its management takeover
--------------------------------------------------------------------------------
(1) Share price declined 47% from IPO to one-day prior to announcement


      o "Mr. Fingerman revitalized Campbell's U.S. Soup franchise, generating three consecutive years of consumption growth..."; and,

            This statement is based on Campbell's Consumer Insights fiscal year calculations, which were based on AC Nielsen Fluid Oz Volume for Food-Drug-Mass All Outlet Data. This represents consumer purchases from stores, as opposed to Campbell shipments to retailers, which can be influenced by pricing, deal timing, quarter or year end loading, etc. This statement is also based on information contained in Campbell Soup Co.'s Form 10-K for the fiscal year ended July 31, 2005. Please be advised that the revised Preliminary Proxy Statement was revised to include the following statement: "During his tenure with Campell, Mr. Fingerman served as General Manager of Campbell's Soups Australasia, where he led his team to achieve soup market share leadership for the first time in the company's over 30 year history there..." This statement is based on information contained in Campbell's Annual Report for 1999.

      o reference on page 8 to the potential gain in market share by the company if the board agreed to roll out the shoe concept and pursue The Children's Place brand potential.

            The Company states in its Form 10-K for the fiscal year ended January 31, 2009: "Based on information from NPD Group, a consumer and retail market research firm, we believe our market share of children's apparel for The Children's Place brand increased to 3.9% in Fiscal 2008 from 3.6% in Fiscal 2007." Mr. Dabah believes that the

Securities and Exchange Commission                                             7

Company can reasonably achieve better market penetration in children's footwear given the brand's recognition in what Mr. Dabah believes to be a fragmented market.

Biographical Information, page 10

12. Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note gaps in the biographical information provided for Messrs. Benaroya and Pearlman.

Response

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 12. Please be advised supplementally that Mr. Fingerman was unemployed from April 2004 to May 2005.

Information about Ezra Dabah and Participants, page 14

13. Disclosure required by Item 4(b) and 5(b) of Schedule 14A is incomplete. Further, we note conflicting disclosure in Annex A versus the disclosure under this heading regarding persons who are "participants" as the term is defined in Instruction 3 to Item 4(b). For example, Annex A identifies Liberation Investment Group's transactions over the past two years, yet, you have not included this entity in the defined term "Participant" on page 14. Similarly, the term "Participant" on page 14 does not include reference to Mr. Silverstein, Mr. Dabah's father-in-law and co-director yet, disclosure on page 14 implies that he is considered a participant. Please revise to disclose and define clearly all participants and provide all required disclosure pursuant to Item 5(b) of Schedule 14A.

Response

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 13.

Costs and Methods of Solicitation, page 21

14. It appears that you intend to solicit proxies by mail, courier services, e-mail, internet, advertising, telephone, facsimile or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of
      Schedule 14A on the date of first use. Refer to Rule 14a-6(b), (c) and
      (m). Please confirm your understanding.

Securities and Exchange Commission                                             8

Response

      We understand that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

15. If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Response

      We do not plan to solicit via internet chat rooms.

Other Information, page 22

16. We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. Please confirm that you are relying on Rule 14a-5(c) to refer to this information.

Response

      We confirm that we are relying on Rule 14a-5(c) to refer to this information.

Closing Comments - Participant Statement

      At your request, the Participants further acknowledge that:

o the Participants are responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

o the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Enclosed please find a copy of the revised Preliminary Proxy Statement, as well as a marked copy showing the changes to expedite your review. Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

                                 Very truly yours,



                                 /s/ Dennis J. Block
                                 --------------------------
                                 Dennis J. Block



Attachments

Enclosures

Securities and Exchange Commission                                             9


Failure to Pursue Appropriately and Install a Qualified, Permanent CEO

....which seems as if it was inevitable given the compensation the Interim
CEO received...

COMPENSATION(1)

         Company Name                     CEO Name         Revenues ($mm)   Year    Total Comp
-----------------------------------  --------------------  ---------------  -----   -----------
Polo Ralph Lauren Corp.              Ralph Lauren          $         4,880   2008   $34,200,351
Abercrombie & Fitch Co.              Michael S Jeffries              3,540   2008    15,912,111
Aeropostale Inc.                     Julian R. Geiger                1,886   2008    14,184,583
Gymboree Corp.                       Matthew K. McCauley             1,001   2008     8,679,762
Chico's FAS Inc.                     Scott A. Edmonds(2)             1,582   2008     8,662,873
AnnTaylor Stores Corp.               Kay Krill                       2,195   2008     7,844,424
The Talbots Inc.                     Trudy F. Sullivan               1,495   2008     5,673,854
Charming Shoppes Inc.                Dorrit J. Bern                  2,475   2008     5,297,451
The Children's Place Retail          Charles Crovitz(3)              1,630   2008     4,884,285
  Stores, Inc.
Phillips-Van Heusen Corp.            Emanuel Chirico                 2,492   2008     4,870,079
Pacific Sunwear of California Inc.   Sally Frame Kasaks              1,255   2008     4,224,467
American Eagle Outfitters Inc.       James V. O'Donnell              2,989   2008     3,796,055
Destination Maternity Corporation    Dan W. Matthias(4)                565   2008     3,293,325
Bon-Ton Stores Inc.                  Byron L. Bergren                3,225   2008     1,931,985
Dress Barn Inc.                      David R. Jaffe                  1,444   2008     1,688,595
Men's Wearhouse Inc.                 George Zimmer                   1,972   2007     1,667,224
Median                               `                     $         1,929   `      $ 5,090,868

Observations

o Despite Mr. Crovitz's Interim CEO status, his total compensation is comparable to that of permanent CEOs.
o On February 5, 2009, Mr. Crovitz received an additional restricted stock award of 55,401 shares valued at approximately $1 million on the closing price of the grant date.

      Mr. Crovitz's compensation is excessive given his role as Interim CEO

(1) Represents companies used by the Company to review its compensation practices per Proxy.

(2) Ceased serving as CEO effective January 7, 2009; served as CEO for 8 years.

(3) Includes equity grant received on February 5, 2009.

(4) Ceased serving as CEO effective September 30, 2008; served as CEO for 15 years.

Failure to Pursue Appropriately and Install a Qualified, Permanent CEO

....which is significantly higher than the compensation other Interim CEOs have received in retail...

COMPENSATION OF SELECT OTHER INTERIM CEOS

                                                                                Interim                                   Total
         Company Name                    Name             Period Served        CEO Tenure    Revenues ($mm)   Year       Comp(1)
---------------------------------  ---------------------  -------------------  ------------  ---------------  ----      -----------
Sears Holdings Corporation         Bruce Johnson          02/08 - Present       16 Months    $   46,770       2008      $1,166,293
Charming Shoppes Inc.              Alan Rosskamm          07/08 - 04/09         9 Months          2,475       2009       1,474,215
Charlotte Russe Holding, Inc.      Leonard Mogil          07/08 - 11/08         4 Months            823       2008       1,895,036
Eddie Bauer Holdings, Inc.         Howard Gross           02/07 - 06/07         4 Months          1,023       2007       1,169,806
Gap, Inc.                          Robert Fisher (2)      01/07 - 07/07         6 Months         14,526       2007               -
Median                                                                          6 Months     $    2,475                  1,169,806
The Children's Place
  Retail Stores                    Charles Crovitz (3)    09/07 -  Present     20 Months     $    1,630       2008      $4,884,285
Observations

o Mr. Crovitz has been Interim CEO significantly longer than those listed above (~2x as long).

o Mr. Crovitz's compensation is significantly higher than those listed above (~4x higher than the median).

      Mr. Crovitz's compensation is excessive given his role as Interim CEO

(1) Total compensation annualized in instances where the term of service was less than one year for the reported proxy amount.

(2) Gap Interim CEO Robert Fisher did not receive any additional compensation for services provided as Interim President and CEO.

(3) Includes equity grant received on February 5, 2009.